SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[March 7, 2005]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b): 82-

SIGNATURES
M-REAL SIMPELE BM3 REBUILT FOR EVEN BETTER QUALITY WITH METSO’S LATEST TECHNOLOGY

SIGNATURES

Date March 7, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

M-REAL SIMPELE BM3 REBUILT FOR EVEN BETTER QUALITY WITH METSO’S
LATEST TECHNOLOGY

(Helsinki, Finland, March 7, 2005) – Metso Corporation (NYSE: MX; OMX: MEO)

M-real will rebuild its top-grade folding boxboard machine for even better quality and increased production. Over EUR 25 million of Metso’s latest board making technology will be installed to M-real’s Simpele mill, in Finland. The start-up of the upgraded machine will be in spring 2006.

Metso Paper will supply new headboxes for all three plies, an extension of the wire section of the bottom ply, a new size press with machine circulation, the modification of the drying section after sizer and coating section dryers, a new intermediate calender, a new reeler, the modification of the refining systems as well as a new roll finishing solution. M-real and Metso Paper have also agreed to continue the cooperation in the development of the board making line after the start-up.

The rebuild will increase the annual production capacity of the BM3 from about 170.000 tons to 215.000 tons of folding boxboard. The maximum speed of the 4.1m wide board line will be 600 m/min after the rebuild. The visual uniformity and printability, as well as the stiffness of the final product will improve.

M-real Corporation is a European paper and paperboard company with nearly 16,500 employees. It provides wood fibre-based solutions for consumer packaging, communications and advertising end-uses. M-real’s turnover in 2004 was EUR 5.5 billion. The company is headquartered in Finland and listed on the Helsinki Stock Exchange.

The Simpele mill is part of M-real’s Consumer Packaging Business Area and one of M-real´s core production units. The mill has two machines — board and paper. The board machine produces folding boxboards for end uses such as food packaging and graphical applications. The paper machine produces one-side coated papers for food packaging and other flexible packaging, wet-glue labelling and self-adhesive laminates.

Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 23,000 employees in more than 50 countries. Metso’s shares are listed on the Helsinki and New York Stock Exchanges.

For further information, please contact:
Kari Kalliala, President, Board Business Line, Metso Paper, tel. +358 40 540 8335
Eeva Mäkelä, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253

or

Eeva Mäkelä, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.